

November 25, 2014

Via E-mail
Lindsay A. Rosenwald, M.D.
Chief Executive Officer
CB Pharma Acquisition Corp.
24 New England Executive Park, Suite 105
Burlington, MA 01803

> **Re:** **CB Pharma Acquisition Corp.**
> **Amendments No. 1 and 2 to Registration Statement on Form S-1**
> **Filed November 12, 2014 and November 19, 2014, respectively**
> **File No. 333-199558**

Dear Dr. Rosenwald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Please reconcile your response to prior comment 1 with the second clause (iv) in the first paragraph of exhibit 5.1.

Prospectus Summary, page 1

2.   Please reconcile your disclosure on page 2 regarding shareholders' opportunity to convert in connection with a charter amendment with section 48.4 of exhibit 3.1 which appears to provides that the trust funds will be distributed and you will liquidate in the event of such an amendment.

Private Placements, page 3

3.   We note that you have revised your document to disclose that the underwriter will purchase securities in the unregistered transaction. We also note that exhibits 10.7 and 10.8 refer to the "consummation of the purchase" simultaneously with the closing of the offering and again with the closing of the exercise of any over-allotment option. Please disclose, if true, that the purchase of securities in the unregistered transaction will occur entirely prior to the execution of exhibit 1.1. Also, disclose, if true, that any breach of a purchase obligation in an unregistered offering will not release the underwriters from their purchase obligation in connection with the registered offering if the breach occurs following the execution of exhibit 1.1.

Terms of the Rights, page 7

4.   We note your response to prior comment 4; however, if you are not the surviving entity of the business combination, it appears that the rights may not be exercisable if there is not a registration statement in effect covering the exercise. If true, please highlight this issue in the prospectus summary and explain it in a risk factor. Also, please ensure that your disclosure in this regard is consistent with the applicable provisions of the documents governing the rights.

Risk Factors, page 14

5.   The revisions that you mention in response to prior comment 10 appear to be the deletion of selected disclosures about your management's experience. However, given the structure of your operations and your disclosure like on page 5 regarding the relevance of the background of your management team, on pages 18 and 19 regarding the relevance of management's evaluation of target risk, and on page 25 regarding shareholders relying on the judgment of your board, it is unclear why you believe disclosure about relevant results of your board's previous experience with companies having similar operations is not required. See for example Rule 408. Please revise as appropriate.

6.   Please disclose the risk of the last clause of section 21.4 of exhibit 3.1 which appears to indicate that a quorum for a shareholders' meeting can be any number of shares present.

In connection with any shareholder meeting called to approve, page 22

7.   We note the third paragraph of your response to prior comment 7; however, it is unclear why you believe that Rule 436 does not require you to file the consent of the transfer agent to whom you attribute the disclosed opinion regarding the length of time it takes to deliver shares. Please provide us your analysis of the authority on which you rely.

Conversion/Tender Rights, page 45

8.   From your disclosure in response to prior comment 12, it appears that the per share amount that investors in this offering could receive upon conversion might increase as the number of shares sold in this transaction held by the initial shareholders increases, since those initial shareholders' holdings will be excluded from the *pro rata* calculation. If so, please revise to explain this potential increase clearly.

Automatic Liquidation, page 46

9.   We note your disclosure here that you will seek waivers to claims in the trust account. However, it appears that, rather than seeking a waiver from one of the parties to exhibits 10.7 and 10.8, you have instead agreed to indemnify the party. Please revise your disclosure accordingly, and add appropriate risk factors. Also, please tell us where exhibit 1.1 includes the waiver.

Election to remain an investor, page 50

10.   Please revise this section to reflect your response to prior comment 7.

Description of Securities, page 63

11.   Please tell us the purpose and effect of section 17.1(c) in exhibit 3.1.

Redeemable Warrants, page 65

12.   We have reviewed your response to prior comment 14 and note that your disclosure still contains references to "public" and to "private" warrants. Likewise, exhibits 4.6, 10.7 and 10.8 appear to indicate that you will be issuing warrants with different terms. Please revise as appropriate. Also, please expand your disclosure under "Contractual Agreements with respect to the Private Warrants" to disclose your apparent agreement to treat the termination provision differently as described in the first paragraph under "Purchase Option" on page 83.

13.   Please expand your response to prior comment 15 to provide us your analysis of whether a holder could remove the beneficial ownership limitation without waiting 61 days by transferring the warrants to an affiliate. See comment 40 in our letter to you dated October 16, 2014. If the beneficial ownership limitation could be removed by such a transfer, it appears that the limitation clause in the warrant agreement would not have any effect on the holder's beneficial ownership for purposes of Section 13(d) of the Exchange Act, and you should revise your disclosure about the ownership limitation to make this clear.

14.   We note section 3.1 of the warrant agreement, which provides that the company in its sole discretion may lower the warrant price at any time for a period of not less than 10 business days. Please describe this provision in your prospectus. Please also disclose that any such reduction in the warrant price will comply with any applicable regulations under the federal securities laws, including Rule 13e-4 under the Exchange Act generally, and Rule 13e-4(f)(1)(i) specifically. See the letter issued to Heritage Entertainment, Inc. on May 11, 1987, which states our view that where an issuer materially reduces the exercise price of outstanding warrants for a specified period, the issuer would be required to comply with Rule 13e-4.

Rights, page 67

15.   We note the last paragraph of your response to prior comment 16. Please provide the disclosure in your prospectus required by Regulation S-K Item 202(c)(4). In this regard, we also note that section 7.8 of exhibit 4.5 provides that a holder's rights could be changed without that holder's consent. Please address this provision in your prospectus disclosure, including appropriate risk factor disclosure.

Amended and Restated Articles of Association, page 70

16.   Please tell us which section of exhibit 3.1 contains the provision in clause (i) of the fifth bullet point on page 71. We note that section 48.6 of exhibit 3.1 appears to address only clause (ii) of that bullet point.

17.   Please provide all disclosure required by Regulation S-K Item 202(a)(5). We note for example that section 19.4 of exhibit 3.1 appears to limit the ability to call special meetings to shareholders or groups of shareholders holding in aggregate at least ten percent of your shares.

Business Combination Marketing Agreement, page 82

18.   If the payment per section 2 of exhibit 1.2 is in addition to the 4% fee, please revise your disclosure here to clarify.

Exhibits

19.   Please file the consent of your Cayman Islands counsel to your disclosure of its opinion on pages 26, 69 and 70. See comment 22 in our letter to you dated October 16, 2014.

20.   Please expand your response to comment 41 in your letter to us dated October 23, 2014 to tell us how the provisions in exhibits 1.1, 10.1, 10.7 and 10.8 could not be amended without shareholder vote and the opportunity to convert.

Exhibit 1.1 – Underwriting Agreement

21.   We note several of the terms in Sections 1.1.2, 1.3, 1.4.2, 2.24.2 and 7.2 and in Exhibits A and B do not reconcile to the disclosure in your prospectus. Please revise your disclosure or your exhibit as appropriate.

Exhibit 3.1 – Amended and Restated Memorandum and Articles of Association

22.   It does not appear that section 48.4 provides for the extension of the period for the automatic dissolution of the company to 21 months as described on page 11 of your prospectus. Please revise your disclosure or your exhibit as appropriate.

Exhibit 4.7 – Unit Purchase Option

23.   The exercise price per unit does not reconcile to the disclosure in your prospectus. Please revise your disclosure or your exhibit as appropriate.

Exhibit 5.1 – Opinion of Maples and Calder

24.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law, not just the facts and laws listed in the opinion as indicated in the last sentence of section 2.0 of this exhibit. Please file a revised opinion accordingly.

25.   The number of units which Coronado Biosciences and EarlyBirdCapital may purchase as disclosed in your prospectus does not reconcile to the description in the opinion. Also, the opinion refers to the exercise of the rights as being automatic. Please revise your disclosure or file a revised exhibit as appropriate.

26.   The opinion that you filed relies on the legal conclusions in a director's certificate as the basis of its opinion. We note for example paragraphs 1, 3, 4, 5, 13 and 15 of the director's certificate. Please file an opinion of counsel that is based on counsel's legal conclusions.

27.   The opinion that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should not assume conclusions of law which are a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, it is unclear why the issues assumed per sections 2.1, 2.2, 2.3, 2.6, 2.8 and 2.10 are appropriate. Please advise or file a revised opinion.

28.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not include a limitation on reliance such as in the penultimate sentence on page 5 of this exhibit. Please file a revised opinion accordingly.

Exhibit 5.2 – Opinion of Graubard Miller

29.   We note that the paragraph numbered 1 addresses New York law. Please tell us the basis for your conclusion that the units are governed by New York law.

30.   Please tell us (1) what must be done to "authenticate" the securities as mentioned in the paragraphs numbered 2, 3, 5 and 6 in this exhibit and (2) why it is necessary and appropriate under Regulation S-K Item 601(b)(5) for the opinion to be conditioned on such authentication.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and

Lindsay A. Rosenwald, M.D.
CB Pharma Acquisition Corp.
November 25, 2014
Page 7

related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David Alan Miller, Esq.
Graubard Miller